

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

Mark DeCesaris
Chief Financial Officer
Corporate Property Associates 17 – Global Incorporated
50 Rockefeller Plaza
New York, NY 10020

> **Re:** **Corporate Property Associates 17 – Global Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **File No. 0-52891**

Dear Mr. DeCesaris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 35

Other Income and (Expenses), page 39

1. Please tell us, and disclose in future periodic reports if material, the amount of cash held in foreign subsidiaries which have not been repatriated and the potential tax liability if those amounts were repatriated.

Supplemental Financial Measures, page 48

Adjusted Cash Flow from Operating Activities, page 52

2.   In future filings, please present 'Cash flow used in investing activities' and 'Cash flow provided by financing activities' when you present 'Adjusted cash flow from operating activities.' Please refer to Item 10(e) of Regulation S-K. Please also apply such comment to your Financial Highlights disclosure within your interim financial statements.

3.   The composition of the adjustments used to determine Adjusted cash flow from operating activities ("ACFO") is not apparent from your financial statements. As such, please provide to us and disclose a reconciliation of these adjustments to amounts presented within your financial statements. If amounts are not easily determined from the financial statements, please disclose the usefulness of such adjustments in determining ACFO.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 53

Foreign Currency Exchange Rate Risk, page 54

4.   In future periodic filings, please provide a sensitivity analysis noting the potential impact to changes in foreign currency exchange rates for your exposure to the Euro given its significant impact to your operations. Refer to Item 305(a)(1)(ii)(A) of Regulation S-K. Alternatively, if you believe you have no exposure to impacts of changes in foreign currency exchange rates for the currencies noted above, please provide us an analysis supporting your conclusion.

Item 8. Financial Statements and Supplementary Data, page 56

Notes to Consolidated Financial Statements, page 64

Note 2. Summary of Significant Accounting Policies, page 64

Out-of-Period Adjustments, page 65

5.   Please tell us the amounts that underlie the net out-of-period adjustment of $0.6 million recorded in the fiscal year ended December 31, 2011. Further, please tell us how you determined that each error on a stand-alone basis resulting in the net increase in income from operations was not material to your results for all periods presented.

Purchase Price Allocation, page 65

6.   Regarding your below-market lease intangible liabilities, please tell us how you determine the likelihood that a lessee will execute a lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Note 3. Agreements and Transactions with Related Parties, page 72

Jointly Owned Investments and Other Transactions with Affiliates, page 74

7.   Please tell us how the May 2011 acquisitions from a related party were accounted for and the accounting literature relied upon by management. Please cite specific accounting guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Accounting Branch Chief